SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 29 Pages

Exhibit Index Contained on Page 24

CUSIP NO. 860897107	13 G	Page 2 of 29

1	NAME OF REPORTING PERSON Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,498,510 shares*, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,498,510 shares*, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,498,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.4%
12	TYPE OF REPORTING PERSON	PN

*Represents 2,498,510 shares of Class B Common Stock held directly by BCP VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,498,510 shares of Class B Common Stock held by BCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 2.6%.

CUSIP NO. 860897107	13 G	Page 3 of 29

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
156,260 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
156,260 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	156,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON	PN

*Represents 156,260 shares of Class B Common Stock held directly by BFF VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 156,260 shares of Class B Common Stock held by BFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.2%.

CUSIP NO. 860897107	13 G	Page 4 of 29

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
102,555 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
102,555 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	102,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 102,555 shares of Class B Common Stock held directly by BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 102,555 shares of Class B Common Stock held by BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 860897107	13 G	Page 5 of 29

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,026,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.8%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 3,026,665 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 3,026,665 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.1%.

CUSIP NO. 860897107	13 G	Page 6 of 29

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII, L.P. (“BCP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,414,735 shares*, except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Eric Vishria (“Vishria”), the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
15,414,735 shares*, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,414,735
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	62.7%
12	TYPE OF REPORTING PERSON	PN

*Represents 15,414,735 shares of Class B Common Stock held directly by BCP VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 15,414,735 shares of Class B Common Stock held by BCP VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 15.9%.

CUSIP NO. 860897107	13 G	Page 7 of 29

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,711,945 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,711,945 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,711,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON	PN

*Represents 1,711,945 shares of Class B Common Stock held directly by BFF VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,711,945 shares of Class B Common Stock held by BFF VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.8%.

CUSIP NO. 860897107	13 G	Page 8 of 29

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,268,890 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,268,890 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,268,890
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.8%
12	TYPE OF REPORTING PERSON	PN

*Represents 2,268,890 shares of Class B Common Stock held directly by BFF VII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,268,890 shares of Class B Common Stock held by BFF VII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 2.3%.

CUSIP NO. 860897107	13 G	Page 9 of 29

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,395,570 shares*, of which 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
19,395,570 shares*, of which 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,395,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	67.9%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 19,395,570 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 19,395,570 shares of Class B Common Stock held in aggregate by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 20.0%.

CUSIP NO. 860897107	13 G	Page 10 of 29

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF V and BFF VI-B I, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,026,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.8%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 3,026,665 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 3,026,665 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.1%.

CUSIP NO. 860897107	13 G	Page 11 of 29

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 12 of 29

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 13 of 29

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 14 of 29

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 15 of 29

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 16 of 29

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,026,665 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B and 269,340 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,026,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.8%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 3,026,665 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 3,026,665 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.1%.

CUSIP NO. 860897107	13 G	Page 17 of 29

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 18 of 29

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		22,422,235 shares*, of which 2,498,510 are directly owned by BCP VI, 156,260 are directly owned by BFF VI, 102,555 are directly owned by BFF VI-B, 269,340 are held in nominee form for the benefit of persons associated with BCMC VI, 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	71.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 22,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 22,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 23.1%.

CUSIP NO. 860897107	13 G	Page 19 of 29

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		19,395,570 shares*, of which 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		19,395,570 shares*, of which 15,414,735 are directly owned by BCP VII, 1,711,945 are directly owned by BFF VII and 2,268,890 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,395,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	67.9%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 19,395,570 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 19,395,570 shares of Class B Common Stock held in aggregate by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 20.0%.

CUSIP NO. 860897107	13 G	Page 20 of 29

ITEM 1(A).	NAME OF ISSUER

Stitch Fix, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1 Montgomery Street, Suite 1500

San Francisco, California 94104

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Founders’ Fund VI, L.P., a Delaware limited partnership (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VI-B”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), Benchmark Capital Partners VII, L.P., a Delaware limited partnership (“BCP VII”), Benchmark Founders’ Fund VII, L.P., a Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric Vishria (“Vishria”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC VI and BCMC VII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky, Spurlock and Vishria are United States Citizens.

CUSIP NO. 860897107	13 G	Page 21 of 29

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 860897107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017 (based on 9,175,557 shares of Class A Common Stock and 87,748,954 shares of Class B Common Stock of the issuer outstanding as of December 15, 2017 as reported by the issuer on Form 10-Q for the period ended October 28, 2017 and filed with the Securities and Exchange Commission on December 20, 2017).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI and BFF VI-B, and the limited liability company agreement of BCMC VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

Under certain circumstances set forth in the limited partnership agreements of BCP VII, BFF VII and BFF VII-B, and the limited liability company agreement of BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 860897107	13 G	Page 22 of 29

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 860897107	13 G	Page 23 of 29

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2018

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 860897107	13 G	Page 24 of 29

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	25

Exhibit B: Powers of Attorney	26

CUSIP NO. 860897107	13 G	Page 25 of 29

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Stitch Fix, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2018

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 860897107	13 G	Page 26 of 29

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Benchmark Capital Management Co. VI, L.L.C. or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: March 21, 2013

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

By:	/s/ Alexandre Balkanski
Alexandre Balkanski

By:	/s/ Matthew R. Colher
Matthew R. Cohler

By:	/s/ Bruce W. Dunlievie
Bruce W. Dunlevie

By:	/s/ Peter Fenton
Peter Fenton

CUSIP NO. 860897107	13 G	Page 27 of 29

By:	/s/ J. William Gurley
J. William Gurley

By:	/s/ Kevin R. Harvey
Kevin R. Harvey

By:	/s/ Robert C. Kagle
Robert C. Kagle

By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky

By:	/s/ Steven M. Spurlock
Steven M. Spurlock

CUSIP NO. 860897107	13 G	Page 28 of 29

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Benchmark Capital Management Co. VII, L.L.C. or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other state or federal agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: December 11, 2014

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

By:	/s/ Matthew R. Colher
Matthew R. Cohler

By:	/s/ Bruce W. Dunlievie
Bruce W. Dunlevie

By:	/s/ Peter Fenton
Peter Fenton

By:	/s/ J. William Gurley
J. William Gurley

By:	/s/ Kevin R. Harvey
Kevin R. Harvey

CUSIP NO. 860897107	13 G	Page 29 of 29

By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky

By:	/s/ Steven M. Spurlock
Steven M. Spurlock

By:	/s/ Eric Vishria
Eric Vishria